

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via Facsimile
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

> **Re: Diligent Board Member Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 000-53205**

Dear Mr. Sodi:

We have reviewed your letter dated May 24, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 17, 2013.

General

1.   We note your response to prior comment 1 where you state that a special committee was appointed by your board of directors to review compliance with applicable regulations. Please tell us what facts led to your board appointing a special committee to review these matters.

Form 10-K for the Fiscal Year Ended December 31, 2012

Emerging Growth Company, page iii

2.   In your next periodic report on Form 10-Q, please disclose whether you will adopt the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the Jumpstart Our Business Startups Act of 2012.

Item 1A. Risk Factors

General

3.   In future filings, please revise your risk factor section to disclose that as an emerging growth company you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls. Please also disclose any resultant risks.

"Interruptions or delays in service from our data center…," page 13

4.   In response to prior comment 7, you state that the company would not experience material disruption if it needed to replace one of its data center hosting facilities, and that you have a series of redundancy measures in place. However, your risk factor disclosure indicates that interruptions and an inability to renew your agreements could result in additional costs or downtime. Please reconcile.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 35

5.   We note from the disclosures on page 43 that the amount of income attributable to common shareholders differs from net income by 4% for 2012 and 11% for 2011. The quantitative difference for 2011 appears material in view of footnote 2 to SAB Topic 6.B. Please confirm that you will consider this quantitative guidance in determining materiality for purposes of presenting income attributable to common shareholders on the face of the Consolidated Statements of Income in future filings.

3) Significant accounting policies

Revenue recognition, page 41

6.   We note your response to prior comment 5 regarding how you determined the period over which to recognize the upfront installation fee, including the fact that the renewal fee for the subscription service is not discounted from the original fees for the service. However, considering you do not sell these services separately, your continuing involvement after installation and the fact that subscription services being provided are essential to your customers receiving the expected benefit of the up-front payment, we believe the amount should be recognized over the estimated customer life. As a result, please address the following:

- Elaborate further on the nature of the services performed in providing installation of the Boardbooks application.

- You indicate that the installation fee is relatively insignificant (15-20%) as compared to the ongoing subscription fee. Please explain further why you believe the installation fee is insignificant. As part of your response, clarify how you are calculating the installation fee (e.g., as a percentage of a monthly subscription fee, the total subscription fee for the entire arrangement, etc.).

- Tell us the amount of installation fee revenue recognized for the years ended December 31, 2012 and 2011 and the quarterly period ended March 31, 2013.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed June 4, 2013)

Compensation Discussion and Analysis

Summary Compensation Table, page 25

7.   In future filings, briefly describe the basis for the variances in salary increases among the named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief